FIRST AMENDED AND RESTATED OPERATING AGREEMENT OF

HERE TODAY BREWING, LLC

A WASHINGTON LIMITED LIABILITY COMPANY

Effective as of September 30, 2020

Issuance and transfer of the Membership Units represented hereby is restricted by the terms of this Operating Agreement. In addition, the sale of the Membership Units has not been registered under the Securities Act of 1933, as amended, or any state's security law, and the Membership Units may not be transferred or sold unless such sale is subsequently registered or an exemption from registration is available.

FIRST AMENDED AND RESTATED
OPERATING AGREEMENT
OF
HERE TODAY BREWING, LLC

THIS OPERATING AGREEMENT (the "Operating Agreement"), entered into as of the <u>31</u> day of August, 2020 (the "Effective Date"), is by and among HERE TODAY BREWING, LLC, a Washington limited liability company (the "Company"), and the members identified on the signature pages attached hereto and listed on Exhibit A attached hereto (each individually a "Member" and collectively the "Members"). The Members each hold certain Class A Membership Units and are Class A Members under this Operating Agreement.

WHEREAS, the Company was organized as a Washington limited liability company in accordance with and pursuant to Washington law on June 21, 2019;

WHEREAS, the Company's initial members adopted the Operating Agreement of Here Today Brewing, LLC effective as of that date (the "Existing Agreement");

WHEREAS, the Company's ownership and structure has since changed, and the Members now desire to amend and restate the Existing Agreement, and to adopt this First Amended and Restated Operating Agreement of Here Today Brewing, LLC to provide for, among other things, the admission of additional Members and the management and operation of the Company and the granting of options to purchase the Membership Units of the Members upon the occurrence of certain events.

NOW, THEREFORE, in consideration of the premise and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby amend and restate the Existing Agreement as follows:

ARTICLE I
DEFINITIONS

The following terms used in this Operating Agreement shall have the following meanings (unless otherwise expressly provided herein):

1.1   "Adjusted Capital Account Deficit" shall mean, at any time with respect to any Member, the deficit balance, if any, in such Member's Capital Account, after giving effect to the following adjustments:

(a)   Such Capital Account shall be increased by the amounts which such Member is obligated to restore pursuant to any provision of this Operating Agreement and the amounts such Member is deemed obligated to restore as described in the penultimate sentence of Treasury Regulation Section l.704-2(g)(l) and Treasury Regulation Section 1.704-2(i)(5), or any successor provisions; and

(b)   Such Capital Account shall be reduced by the amount of the items described in Treasury Regulation Sections 1.704-l(b)(2)(ii)(d)(4), 1.704-l(b)(2)(ii)(d)(5), and 1.704--l(b)(2)(ii)(d)(6).

The definition of Adjusted Capital Account Deficit is intended to comply with Treasury Regulation Section l.704-l(b)(2)(ii)(d) and shall be interpreted consistently therewith.

1.2   "Affiliate" shall mean: (i) any Person or Entity directly or indirectly controlling, controlled by or under common control with any Member; (ii) any Person or entity owning or controlling five percent (5%) or more of the outstanding voting interests of any Member; (iii) any officer, director, employee, general partner, member, shareholder, or beneficiary of any Member; or (iv) any Person or entity who is an officer, director, general partner, manager, trustee, or holder of five percent (5%) or more of the voting interests or beneficial interest of any Person or entity described in clause (i) (ii) or (iii) of this paragraph.

1.3   "Agent for Service of Process" shall be such Person as designated from time to time by the Board of Managers as the Agent of the Company for purposes of accepting service of process for the Company. The Board of Managers hereby designates North x Northwest Law Group, PLLC, as the initial Agent of the Company for such purposes.

1.4   "Articles of Organization" shall mean the Certificate of Formation of the Company, as filed with the Washington Secretary of State, as the same may be amended from time to time.

1.5   "Bankruptcy" of a Member shall mean: (a) the filing by a Member of a voluntary petition seeking liquidation, reorganization, arrangement, or readjustment, in any form, of its debts under Title 11 of the United States Code (or corresponding provisions of future laws) or any other Federal or state insolvency law, or a Member's filing an answer consenting to or acquiescing in any such petition; (b) the making by a Member of any assignment for the benefit of its creditors or the admission by a Member in writing of its inability to pay its debts as they mature; or (c) the expiration of sixty (60) days after the filing of an involuntary petition under Title 11 of the United States Code (or corresponding provisions of future laws), seeking an application for the appointment of a receiver for the assets of a Member, or an involuntary petition seeking liquidation, reorganization, arrangement, or readjustment of its debts under any other Federal or state insolvency law, provided that the same shall not have been vacated, set aside or stayed within such 60-day period.

1.6   "Board of Managers" shall mean the Persons appointed to be members of the Board of Managers pursuant to Paragraph 7.2 to manage the affairs of the Company. Subject to Article VII hereof, the Board of Managers shall manage the business and affairs of the Company and shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business.

1.7   "Capital Account" shall mean, with respect to any Member, a bookkeeping account maintained by the Company for such Member, which shall be credited with the amount of such Member's Capital Contributions paid in cash to the Company, and with such Member's distributive share of Net Profits and any items in the nature of income or gain specially allocated pursuant to Paragraph 6.3 hereof, and which shall be debited with the amount of cash distributed to such Member pursuant to any provision of this Operating Agreement, and such Member's distributive share of Company Net Losses and any items in the nature of expenses or losses specially allocated pursuant to Paragraph 6.3 hereof. If a Member makes a contribution of (or receives a distribution of) non-cash property, such Member's Capital Account shall be credited (or debited) with the Gross Asset Value of such property, net of liabilities assumed by the Company (or the Member) in connection with such contribution (or distribution) and liabilities to which such property is subject. In the case of a transfer of Membership Units permitted under this Operating Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it related to the transferred interest. In determining the amount of any liability for purposes of this Paragraph 1.7 there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations. The foregoing provisions and other provisions of this Operating Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-l(b) and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Board of Managers shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Board of Managers may make such modification, provided that such modification is not likely to have a material effect on the amounts distributable to any Member pursuant to this Operating Agreement upon the dissolution of the Company. The Board of Managers also shall: (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, or computed for book purposes, in accordance with Treasury Regulation Section 1.704-l (b)(2)(iv)(q); and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Operating Agreement not to comply with Treasury Regulation Section 1.704-1(b).

1.8   "Capital Contribution" shall mean, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the capital of the Company by such Member, including any Additional Capital Contributions (net of liabilities assumed by the Company in connection with such contribution and liabilities to which such property is subject) pursuant to the terms of this Operating Agreement, including the Capital Contribution made by any predecessor holder of the Membership Units of such Member.

1.9   "Cash Available for Distribution" shall mean all cash receipts other than capital contributions realized by the Company after payment of all expenses associated with the operation of the Company. Expenses include loan repayments, interest expense, and reasonable reserves for contingencies of the Company that the Board of Managers, in good faith its reasonable discretion, deems appropriate.

1.10 "Class A Member" shall mean each party who executes this Operating Agreement as a Class A Member and holds Class A Membership Units, and each other Person who may hereafter become a Class A Member and hold Class A Membership Units. A Class A Member may assign all or a portion of his/her/its voting rights to any other Class A Member in an instrument approved by the Board of Managers.

1.11 "Class A Membership Units" shall mean the Membership Units held by one or more Class A Members at any time.

1.12 "Class B Member" shall mean each party who executes this Operating Agreement as a Class B Member and holds Class B Membership Units, and each other Person who may hereafter become a Class B Member and hold Class B Membership Units.

1.13 "Class B Membership Units" shall mean the Membership Units held by one or more Class B Members at any time.

1.14 "Company" shall mean HERE TODAY BREWING, LLC.

1.15 "Control" and "Controlled by" shall mean, with respect to any entity, the ability, directly or indirectly, whether through the ownership of voting securities, by contract, or otherwise, to direct or cause the direction of the management and policies of an entity.

1.16 "Depreciation" shall mean, for each fiscal year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to any asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided that if the federal income tax depreciation, amortization, or other cost recovery deduction is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board of Managers.

1.17 "Entity" shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization.

1.18 "Fiscal Year" shall mean the Company's fiscal year, which shall be the calendar year.

1.19 "Gross Asset Value" shall mean, with respect to any Company asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the

Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Board of Managers.

(b)   The Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Board of Managers, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company property, as consideration for an interest in the Company; and (iii) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704--l(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (i) and (ii) above shall be made only if the Board of Managers reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c)   The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704--l(b)(2)(iv)(m) and Paragraph 6.3(e) hereof; provided that the Gross Asset Value shall not be adjusted pursuant to this Paragraph 1.19(c) to the extent the Member determines that an adjustment pursuant to Paragraph 1.19(b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Paragraph 1.19(c); and

(d)   If the Gross Asset Value of an asset has been determined or adjusted pursuant to Paragraph 1.19(a), (b) or (c) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

1.20   "Gross Income" shall mean, for each fiscal year or other period, the gross income of the Company, as finally determined for federal income tax purposes.

1.21   [RESERVED]

1.22   "Internal Revenue Code" or "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provision of future laws).

1.23   "Majority in Interest" shall mean the Class A Members who, in the aggregate, own more than fifty percent (50%) of the total Percentage Interests owned by all Class A Members, or more than fifty percent (50%) of the Board of Managers, as applicable.

1.24   "Member" shall mean any Person who: (i) is a Class A Member or a Class B Member and designated as a Class A Member or Class B on Exhibit A attached hereto; and (ii) any Person who may hereafter be admitted as a Class A Member or Class B Member pursuant to the terms and conditions of this Operating Agreement.

1.25   "Member Nonrecourse Debt Minimum Gain" has the same meaning as "Partner Nonrecourse Debt Minimum Gain" as set forth in Section 1.704-2(i)(3) of the Treasury Regulations.

1.26   "Member Nonrecourse Debt" or "Member Nonrecourse Liability" have the same meanings as "Partner Nonrecourse Debt" or "Partner Nonrecourse Liability" as set forth in Section 1.704-2(b)(4) of the Treasury Regulations.

1.27   "Member Nonrecourse Deductions" has the same meaning as "Partner Nonrecourse Deductions" as set forth in Sections 1.704-2(i)(l) and 1.704-2(i)(2) of the Treasury Regulations.

1.28   A "Member's Share of Company Minimum Gain" at the end of any Company fiscal year has the same meaning as "Partner's Share of Partnership Minimum Gain" set forth in Section 1.704-2(g) of the Treasury Regulations.

1.29   A "Member's Share of Member Nonrecourse Debt Minimum Gain" at the end of any Company fiscal year has the same meaning as Partner's Share of Partner Nonrecourse Debt Minimum Gain" as set forth in Section 1.704-2(i)(5) of the Treasury Regulations.

1.30   "Membership Units" shall mean the Class A Membership Units and Class B Membership Units, which constitute a Member's ownership and membership interest in the Company, as represented by such Member's Percentage Interest, as set forth on Exhibit A attached hereto, as amended from time to time, including the right of a Member to any and all benefits to which it may be entitled pursuant to this Operating Agreement, and to the extent not inconsistent with this Operating Agreement, under the Washington Act, together with the obligations of a Member to comply with all the terms and provisions of this Operating Agreement and of the Washington Act. Except as may be required by the explicit terms of this Operating Agreement or of the Washington Act, the Class B Members shall have no right to: (i) participate in the management of the business and affairs of the Company; or (ii) vote on, consent to, or otherwise participate in any decision or action of or by the Members unless granted such right by a Unanimous Vote of the Class A Members in their discretion, in relation to specific matters of the operation of the Company.

1.31   [RESERVED]

1.32   "Minimum Gain" has the meaning set forth in Sections 1.704-2(b)(2) and 1.704--2(d) of the Treasury Regulations.

1.33   "Net Profits" and "Net Losses" shall mean, for each fiscal year or other period, the taxable income of the Company as finally determined in accordance with Internal Revenue Code Section 703(a) for federal income tax purposes (for this purpose all items of income, gain, loss or deduction required to be stated separately pursuant to Internal Revenue Code Section 703(a)(l) shall be included in taxable income or loss), with the following adjustments:

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Internal Revenue Code Section 705(a)(2)(B) or treated as Internal Revenue Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses, shall be subtracted from such taxable income or loss;

(c)   Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(d)   If the Gross Asset Value of any Company asset is adjusted pursuant to Paragraph 1.19 hereof, the amount of such adjustment shall be taken into account as gain (if an increase) or loss (if a decrease) from the disposition of such asset for purposes of computing Net Profits or Net Losses;

(e)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year or other period; and

(f)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Treasury Regulation Section 1.704-l(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Membership Units, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses;

(g)   Any items which are specially allocated pursuant to Paragraphs 6.3 hereof shall not be taken into account in computing Net Profits or Net Losses.

1.34   "Nonrecourse Debt" is any liability of the Company for which (as between the Company and the creditor) the creditor's right to repayment is limited to one or more assets of the Company, within the meaning of Section 1.1001-2 of the Treasury Regulations.

1.35   "Nonrecourse Deductions" has the meaning set forth in Section l.704-2(b)(1) of the Treasury Regulations.

1.36   "Nonrecourse Liability" has the meaning set forth in Section l.704-2(b)(3) of the Treasury Regulations.

1.37   "Operating Agreement" shall mean this First Amended and Restated Operating Agreement of Here Today Brewing, LLC, as originally executed and as further amended from time to time.

1.38   "Percentage Interest" has the meaning set forth in Paragraph 4.3 hereof.

1.39   "Person" shall mean any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

1.40   "Permitted Transfer" and "Permitted Transferee" have the meanings set forth in Paragraph 9.1 hereof.

1.41   "Regulations" or "Treasury Regulations" shall mean the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

1.42   "Supermajority in Interest" shall mean the Class A Members who, in the aggregate, own seventy-five percent (75%) percent or more of the total Percentage Interests owned by all the Class A Members.

1.43   "Unanimous Vote" shall mean the affirmative vote or consent of the Class A Members, who in the aggregate own one hundred percent (100%) of the total Percentage Interests owned by the Class A Members.

1.44   "Washington Act" shall mean the Washington Limited Liability Company Act, RCW 25.15, as amended from time to time.

All references to statutory provisions shall be deemed to include reference to corresponding provisions of subsequent law.

ARTICLE II
FORMATION OF COMPANY

2.1.   <u>Formation.</u> On June 21, 2019, the Company was formed as a Washington limited liability company, upon the filing of executed Articles of Organization with the Washington Secretary of State, as the same may be or may have been amended from time to time, in accordance with and pursuant to the Washington Act.

2.2   <u>Principal Office.</u> The principal office of the Company within the State of Washington shall be maintained at 2505 2nd Avenue, Suite 103; Seattle, WA 98121. The Company may locate its places of business and registered office at any other place or places as the Board of Managers may from time to time deem advisable and designate.

2.3 <u>Term</u>. The term of the Company shall be perpetual unless the Company is earlier dissolved in accordance with either the provisions of this Operating Agreement or the Washington Act.


ARTICLE III
BUSINESS OF COMPANY


3.1 <u>Company Business.</u> The purposes of the Company are to:

(a) Develop, own, operate, and manage a brewpub in Seattle, Washington;

(b) To do any and all things necessary, proper, convenient, or desirable, connected with or related to or incidental with the foregoing purposes; and

(c) To carry on any lawful business or activity that may be conducted by a limited liability company organized under the Act.


ARTICLE IV
ADMISSION AND CAPITAL CONTRIBUTION


4.1 <u>Capital Contributions of Members.</u> The Members of the Company and their predecessors have contributed capital to the Company in such amounts as are set forth on the books of the Company.

4.2 <u>Admission of Members</u>. Each of the Persons listed on Exhibit A attached hereto have been admitted as a Member of the Company and holds the number of Class A Membership Units or Class B Membership Units set forth opposite their name.

4.3 <u>Percentage Interest.</u> A Member's "Percentage Interest" shall be equal to a fraction, expressed as a percentage, the numerator of which is the number of such Member's Membership Units, and the denominator of which is the number of Membership Units held by all Members or all the Class A Members, as the context requires.

4.4 <u>Additional Capital Contributions</u>. The Members shall not be required to provide any additional capital contributions to the Company.

4.5 <u>Use of Members' Contributions.</u> The Capital Contributions of the Members shall be used to carry out the business and affairs of the Company, as described in Paragraph 3.1 hereof, and the balance (if any) shall be retained for Company purposes, or distributed to the Members, as determined or deemed appropriate by the Board of Managers.

4.6 <u>Withdrawals.</u> Each Class A Member shall have a right to withdraw as a Member and the option (the "Repurchase Option") to require that the Company repurchase some or all of the Class A Member's Units, provided that such withdrawal is approved by the Board of Managers. This right may only be exercised by a written notice to the Board of

Managers dated on or before July 31, 2030. The Units will be repurchased at eighty percent (80%) of the Fair Market Value per Unit as of the date of the notice of exercise of the Repurchase Option. For purposes of the Repurchase Option, the "Fair Market Value" shall mean the value of the Units as determined in good faith by an appraiser with expertise in bar and restaurant business valuation and which is agreed to by Class A Member and the Board of Managers of the Company. All costs and fees associated with the determination of Fair Market Value shall be borne by the Class A Member. Except as provided in this Operating Agreement or otherwise in the sole discretion of the Board of Managers and a Supermajority in Interest, no Member shall have any other right to withdraw.

4.7   <u>Interest and Return of Capital.</u> No Member shall be entitled to any interest on such Member's Capital Account or on such Member's contributions to the capital of the Company. Except as provided in this Operating Agreement, no Member shall have the right to demand or to receive the return of all or any part of his or her Capital Account or his or her contribution to the capital of the Company, or to receive any distribution from the Company (except as expressly provided in Articles VI or XI).

4.8   <u>Negative Capital Accounts.</u> No Member shall be required to pay the Company any deficit or negative balance which may exist in its Capital Account.

ARTICLE V
RIGHTS AND OBLIGATIONS OF MEMBERS

5.1   <u>Limitation of Liability.</u> Each Member's liability shall be limited as set forth in this Operating Agreement, the Washington Act and other applicable law.

5.2   <u>Company Debt Liability.</u> A Member shall not be personally liable for any debts, liabilities or obligations of the Company except as otherwise required by law.

5.3   <u>Company Books</u>. The Board of Managers shall maintain and preserve, during the term of the Company, and for three (3) years thereafter, all accounts, books, and other relevant Company documents. Upon reasonable request, each Member shall have the right, during ordinary business hours, to inspect and copy such Company documents to the extent required by the Washington Act. Any inspection or copying expenses shall be at the requesting Member's expense.

5.4   <u>Liability of a Member to the Company</u>. A Member who receives a distribution made by the Company which is either in violation of this Operating Agreement or in violation of the Washington Act is liable only to the extent provided under the Washington Act.

ARTICLE VI
ALLOCATION OF NET PROFITS AND NET LOSSES
CASH FLOW AND DISTRIBUTIONS

6.1   Allocation of Net Profits and Net Losses.

(a)   After taking into account: (i) all allocations required by the Treasury Regulations; and (ii) the special allocations set forth in Paragraphs 6.3 below, Net Profits and Net Losses shall be allocated among the Members as follows:

(i)   Until such time that the Class B Members who exist as of ninety days after the Effective Date (that is, 9/30____, 2020) have received collective distributions sufficient to bring each of their Capital Accounts to zero, Net Profits and Net Losses for each Company fiscal year shall be allocated seventy percent (70%) to the Class B Members and thirty percent (30%) to the Class A Members. Specific allocations among individual Class A Members and among individual Class B Members shall be made in accordance with each Member's Percentage Interests, subject to any special allocations contained herein.

(ii)   Once the provisions of Subsection (i) above have been satisfied (and the Class B Members referenced above have received the benefit of the Liquidation Waterfall, as defined below), Net Profits and Net Losses for each Company fiscal year shall be allocated seventy percent (70%) to the Class A Members and thirty percent (30%) to the Class B Members. Specific allocations among individual Class A Members and among individual Class B Members shall be made in accordance with each Member's Percentage Interests, subject to any special allocations contained herein.

(b)   The goal of Subsection (a) above is to bring the balance of each Class B Member's capital account as close as possible to the amount that would be distributed to such Class B Member, determined as if the Company were to sell all of its assets for Section 704(b) book value and distribute the proceeds thereof pursuant to Section 11.3 (the "Liquidation Waterfall").

6.2   Distributions.

Distributions of Cash Available for Distribution shall be made to the Members from time to time, in such amounts as determined in good faith by the Board of Managers from time to time in its reasonable discretion, and all such distributions shall be made to the Members in accordance with the allocations made in Section 6.1 above; provided, however, in the event that the Board of Managers reasonably determines in good faith that the Company has Cash Available for Distribution, then in such event, the Board of Managers shall at a minimum make quarterly distributions to the Members proportionately so as to enable the Members to

make quarterly and final tax payments, if any, of all federal and state income tax attributable to the portion of the Company' s taxable income allocable to such Members pursuant to the Code (the "Tax Distributions") for each Fiscal Year; provided, further, however, that such Tax Distributions to the Members shall not exceed the product of the Company's taxable income for such prior Fiscal Year, multiplied by the highest individual federal income tax rates. Notwithstanding the foregoing:

(a) At the time of any distribution, the Company must have available to it unencumbered cash funds sufficient for such distribution;

(b) No distributions shall be made by the Company if such distributions would be prohibited by applicable law; and

(c) No distributions shall be made if the Company is in default with respect to any indebtedness or liabilities of the Company.

6.3 Special Allocations. Notwithstanding the foregoing provisions of this Article VI, the following allocations may apply:

(a) Except as provided in Paragraphs 6.3(b) and 6.3(c) hereof, in the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulations Sections 1.704-l (b)(2)(ii)(d)(4), 1.704-l(b)(2)(ii)(d)(5), or 1.704-l (b)(2)(ii)(d)(6), which create or increase an Adjusted Capital Account Deficit items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit created by such adjustments, allocations, or distributions as quickly as possible; provided that an allocation pursuant to this Paragraph 6.3(a) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all allocations provided for in this Article VI have been tentatively made as if this Paragraph 6.3(a) were not in this Operating Agreement.

(b) Except as otherwise provided in Regulations Section l.704-2(f), notwithstanding any other provision of this Article VI, if there is a net decrease in Company Minimum Gain during any Company fiscal year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in an amount equal to such Member's Share of the net decrease in Company Minimum Gain, to the extent required and in the manner provided by Sections 1.704-2(g) of the Treasury Regulations. The items to be so allocated shall be determined in accordance with Regulations Sections l.704-2(f)(6) and 1.704-2(j)(2). This Paragraph 6.3(b) is intended to comply with the minimum gain charge-back provision of Regulations Section l.704-2(f) and shall be interpreted consistently therewith.

(c) Except as otherwise provided in Regulations Section l.704-2(i)(4), notwithstanding any other provision of this Article VI, if there is a net decrease in

Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company fiscal year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section l.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, to the extent required and in the manner provided by Section l.704-2(i)(4) of the Treasury Regulations. The items to be so allocated shall be determined in accordance with Regulations Sections l.704-2(i)(4) and l.704-2(i)(2). This Paragraph 6.3(c) is intended to comply with the minimum gain charge- back provision of Regulations Section l.704-2(i)(4) and shall be interpreted consistently therewith.

(d) In the event any Member has a deficit Capital Account at the end of any Company fiscal year which is in excess of the sum of: (i) the amount such Member is obligated to restore pursuant to any provision of this Operating Agreement; and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections l.704-2(g)(l) and l.704-2(i)(5), each such Member shall be specifically allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Paragraph 6.3(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such amount after all other allocations provided for in this Paragraph 6.3 have been made as if Paragraph 6.3(a) hereof and this Paragraph 6.3(d) were not in this Operating Agreement.

(e) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or 743(b) is required to be taken into account in computing Capital Accounts pursuant to Treasury Regulation Section 1.704-l (b)(2)(iv)(m), the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such regulations.

(f) Any provision of this Operating Agreement to the contrary notwithstanding, the allocation of Net Profits or Net Losses for any fiscal year of the Company during which a Person acquires Membership Units (other than on formation of the Company) or during which a Member's Membership Units increases or decreases shall take into account the Members' varying interests in the Company for such fiscal year, pursuant to any method permissible under Section 706 of the Internal Revenue Code that is selected by the Member.

(g) Nonrecourse Deductions for any fiscal year or other period shall be allocated among the Members in accordance with their respective Membership Units.

(h) Member Nonrecourse Deductions for any fiscal year or other period shall be allocated to the Members who bear the economic risk of loss with respect to the

Member. Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i)(l).

The allocations set forth in this Paragraph 6.3 (the "Regulatory Allocations") are intended to comply with certain requirements of Treasury Regulation Section 1.704-l(b). The Regulatory Allocations may not be consistent with the manner in which the Members intend to divide Company distributions. Accordingly, the Board of Managers is hereby authorized to divide other allocations of Net Profit, Net Losses, and other items among the Members so as to prevent the Regulatory Allocations from distorting the manner in which Company distributions will be divided among the Members pursuant to Article VI hereof. In general, the Members anticipate that this will be accomplished by specially allocating other Net Profit, Net Losses, and items of income, gain, loss, and deduction among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such Person is zero. However, the Board of Managers shall have discretion to accomplish this result in any reasonable manner.

6.4   Other Allocations

(a)   For purposes of determining the Net Profits, Net Losses, or any other items allocable to any period, Net Profits, Net Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Board of Managers using any permissible method under Code Section 706 and the Regulations thereunder.

(b)   The Members are aware of the income tax consequences of the allocations made by this Article VI and hereby agree to be bound by the provisions of this Article VI in reporting their share of Company income and loss for income tax purposes.

(c)   Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section l.752-3(a)(3), the Members' interests in Company profits are equal.

6.5   Tax Allocations: Code Section 704(c)

(a)   Income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value in accordance with any permissible manner or manners under Code Section 704(c) and the Regulations thereunder.

(b)   In the event the Gross Asset Value of any Company asset is adjusted pursuant to Paragraph 1.19(b) hereof, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner or manners as under Code Section 704(c) and the Regulations thereunder.

(c)   Any elections or other decisions relating to such allocations shall be made by the Board of Managers in any permissible manner under the Code or the Regulations that the Board of Managers may elect in its reasonable discretion. Allocations pursuant to this Paragraph 6.5 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses, other items, or distributions pursuant to any provision of this Operating Agreement.

6.6   <u>Amounts Withheld</u>. Each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local, or foreign taxes that the Board of Managers determines that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Operating Agreement, including, without limitation, any taxes required to be withheld or paid by the Company pursuant to Sections 1441, 1442, 1445, or 1446 of the Code. Any amount paid on behalf of or with respect to a Member shall constitute a loan by the Company to such Member, which loan shall be repaid by such Member within 15 days after notice from the Board of Managers that such payment must be made unless; (i) the Company withholds such payment from a distribution which would otherwise be made to the Member; or (ii) the Board of Managers determines, in its reasonable discretion, that such payment may be satisfied out of the available funds of the Company which would, but for such payment, be distributed to the Member. Any amounts withheld pursuant to the foregoing clauses (i) or (ii) shall be treated as having been distributed to such Member. Each Member hereby unconditionally and irrevocably grants to the Company a security interest in such Member's Membership Units to secure such Member's obligation to pay to the Company any amounts required to be paid pursuant to this Paragraph 6.6. In the event that a Member fails to pay any amounts owed to the Company pursuant to this Paragraph 6.6 when due, the Board of Managers may, in its reasonable discretion, elect to make the payment to the Company on behalf of such defaulting Member, and in such event shall be deemed to have loaned such amount to such defaulting Member and shall succeed to all rights and remedies of the Company as against such defaulting Member (including, without limitation, the right to receive distributions). Any amounts payable by a Member hereunder shall bear interest at prime rate of interest charged from time to time by Bank of America, plus four percentage points (but not higher than the maximum lawful rate) from the date such amount is due (i.e., 15 days after demand) until such amount is paid in full. Each Member shall take such actions as the Company or the Board of Managers shall request in order to perfect or enforce the security interest created hereunder.

ARTICLE VII
DESIGNATION, RIGHTS AND DUTIES OF THE BOARD OF MANAGERS

7.1   <u>Management</u>.

(a)   The business and affairs of the Company shall at all times be managed by the Board of Managers in accordance with the Washington Act and this Operating

Agreement. Except as expressly provided herein, the Board of Managers shall act by a two-thirds vote.

(b)   Except for situations in which the approval of the Members is expressly required by this Operating Agreement or by nonwaivable provisions of applicable law, the Board of Managers shall have full and complete authority, power, and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business.

(c)   Appointment; Resignation. The Members hereby appoint Chris Elford as the "partnership representative" as provided in Code Section 6223(a) (the "Partnership Representative"). The Partnership Representative shall resign if it is no longer an Affiliate of a Manager or Member. In the event of the resignation of the Partnership Representative, a Supermajority in Interest of the Members, shall select a replacement Partnership Representative. If the resignation of the Partnership Representative occurs prior to the effectiveness of the resignation under applicable Treasury Regulations or other administrative guidance, the Partnership Representative that has resigned shall not take any actions in its capacity as Partnership Representative except as directed by the successor Partnership Representative.

(d)   Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority (each a "Taxing Authority"), including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall promptly notify the Members of the commencement of any tax audit of the Company, upon receipt of a tax assessment and upon the receipt of a notice of final partnership administrative adjustment or final partnership adjustment and shall keep the other Members reasonably informed of the status of any tax audit or resulting administrative or judicial proceeding. Without the consent of a majority of the other Members, the Partnership Representative shall not extend the statute of limitations, file a request for administrative adjustment, file suit relating to any Company tax refund or deficiency, or enter into any settlement agreement relating to items of income, gain, loss, or deduction of the Company with any Taxing Authority.

(e)   BBA Election and Procedures. In the event of an audit of the Company that is subject to the partnership audit procedures enacted under Section 1101 of the Bipartisan Budget Act of 2015 (the "BBA Procedures"), the Partnership Representative, in his sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Partnership Representative or the Company under the BBA Procedures (including any election under Code Section 6226 as amended by the Bipartisan Budget Act of 2015 ["BBA"]). If an election under Code Section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the

Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b) (as amended by the BBA).

(f)   Tax Returns and Tax Deficiencies. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member or former Member (including penalties, additions to tax or interest imposed with respect to such taxes, and any taxes imposed pursuant to Code Section 6226, as amended by the BBA) shall be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

(g)   Income Tax Elections. Except as otherwise provided herein, the Partnership Representative shall have sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company; provided that the Partnership Representative shall make an election under Code Section 754, if requested in writing by the Members.

(h)   Tax Returns. The Partnership Representative shall cause to be prepared and timely filed all tax returns to be filed by or for the Company.

(i)   Indemnification. Each Member does hereby agree to indemnify and hold harmless the Company from and against any liability or tax paid or payable (and for the avoidance of doubt, including liability for any applicable interest and penalties) by the Company that is allocable to such Member (as determined by the Partnership Representative) with respect to an audited or reviewed taxable year for which such Member was a Member of the Company.

(j)   Cooperation. Each Member will provide such cooperation and assistance, including executing and filing forms or other statements and providing information about such Member, as is reasonably requested by the Partnership Representative, as applicable, to enable the Company to satisfy any applicable tax reporting or compliance requirements, to make any tax election or to qualify for an exception from or reduced rate of tax or other tax benefit or be relieved of liability for any tax regardless of whether such requirement, tax benefit, or tax liability existed on the date such Member was admitted to the Company. If a Member fails to provide any such forms, statements, or other information requested by the Partnership Representative, such Member will be required to indemnify the Company for the share of any tax deficiency (including applicable interest and penalties) paid or payable by the Company that is due to such failure (as determined by the Partnership Representative, as applicable). The obligations set forth in this Paragraph 7.1(j) will survive such Member ceasing to be a Member in the Company and/or the termination, dissolution, liquidation, and winding up of the Company for a period of up to two (2) years, the year in which the Member ceased to be a Member in the Company and the following year, or as otherwise required by law.

(k)   Survival. The obligation of each Member or former Member under this Paragraph 7.9 shall survive the transfer or redemption by such Member of its Membership Units, the termination of this Operating Agreement, or the dissolution of the Company.

7.2   Number and Tenure.

(a)   The Board of Managers shall be composed of three (3) members, which shall consist of the following individuals: Chris Elford, Dave Riddile, and Mario Cortes.

(b)   Each member of the Board of Managers shall hold office until the earlier of either: (i) his or her death, resignation, or removal by an instrument in writing by the unanimous consent of all Members. Removal, however, requires that a Manager has breached his or her duties as a member of the Board of Managers under Washington law; or (ii) such member of the Board of Managers (or the respective Affiliate) no longer owns any Membership Units in the Company, at which time the remaining members of the Board of Managers shall then appoint his or her successor.

(c)   The death, resignation or removal of a member of the Board of Managers appointed hereunder as provided above shall not affect any rights such Person has, directly or indirectly, as a Member and shall not constitute a withdrawal of a Member.

7.3   Certain Powers of the Board of Managers. Without limiting the generality of Paragraph 7.1, but subject to the provisions of Paragraph 7.4, the Board of Managers shall have sole and exclusive power and authority, on behalf of the Company:

(a)   To open, close and maintain bank accounts in the name of the Company, and those Persons appointed by the Board of Managers shall be the signatories thereon;

(b)   Subject to Paragraph 7.4 hereof, to buy, sell and deal in every way with stocks, bonds, options, and other personal or real property of any type, and to execute and deliver such agreements, documents, instruments, or resolutions on behalf of the Company, as may be, in the discretion of the Board of Managers, appropriate to investment in such real estate ventures;

(c)   To procure liability and other insurance to protect the property of the Company;

(d)   To invest any Company funds (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper, or other investments;

(e)   Subject to Paragraph 7.4 hereof, to execute on behalf of the Company all instruments and documents, including without limitation: checks, drafts, notes, and other negotiable instruments; documents providing for the acquisition or mortgage of property; assignments, bills of sale, leases, management agreements, and any other instruments or documents necessary, in the opinion of the Board of Managers, to the business of the Company;

(f) To employ or engage employees, consultants, accountants, legal counsel, managing agents, or other experts to perform services for the Company and to compensate them from Company funds;

(g) Subject to Paragraph 7.4 hereof, to enter into any and all other agreements on behalf of the Company, with any other Person, including a Member or Affiliate, for any purpose and in such form as the Board of Managers may approve by a Majority in Interest, including; and

(h) Subject to Paragraph 7.4 hereof, to do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Unless authorized to do so by this Operating Agreement or by the Board of Managers of the Company in writing, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniary for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Board of Managers to act as an agent of the Company in accordance with the previous sentence. It is acknowledged that under the Washington Act the Members may be deemed to be " managers," however, this Paragraph 7.3 supersedes any authority granted to the Members pursuant to the Washington Act. Any Member who takes any action or binds the Company in violation of this Paragraph 7.3 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to such loss and expense.

7.4 Limitations on Powers of the Board of Managers.

7.4.1 Notwithstanding anything contained herein to the contrary, without the affirmative vote of a Supermajority in Interest at a duly called and held meeting of the Members or the prior written consent of a Supermajority in Interest, neither the Company nor the Board of Managers or any Member shall:

(a) Guarantee any obligation of any other Person, to loan money to any Person, or borrow money for any purpose, secure the payment of any of the foregoing by mortgage, deed of trust, security interest, or other financing instruments, or incur on behalf of the Company any debt in excess of Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00);

(b) Take any other action which is expressly reserved to the Supermajority in Interest in this Agreement; or

(c) Change the nature of the business of the Company.

7.4.2   Notwithstanding anything contained herein to the contrary, without the Unanimous Vote of the Class A Members at a duly called and held meeting of the Class A Members or the prior unanimous written consent, neither the Company nor the Board of Managers or any Member shall:

(a)   Enter into, amend, or waive any rights under, pay obligations prior to their due date under, or take any other actions with respect to, any contracts, transactions, or other agreements between the Company and: (i) a Member; (ii) a family member of a Member; (iii) any Affiliate of a Member; or (iv) any other Person in which any Member, any family member or Affiliate of a Member owns equity interests; provided, however, in any event, any such contracts, transactions, or agreements which are so approved by a Unanimous Vote shall always be commercially reasonable in terms of price, quality, delivery, and all other material terms and conditions;

(b)   Enter into or amend any fee contract or fee assessment between the Company and any member of the Board of Managers;

(c)   Take any action in contravention of this Operating Agreement, or any amendment thereto;

(d)   Amend the Company's Articles of Organization or this Operating Agreement;

(e)   Admit new Members;

(f)   Authorize and issue additional Units;

(g)   Enter into, agree to, or consummate a conversion, consolidation, merger, or the sale, lease, transfer, or disposition of all or substantially all of the assets of the Company, except pursuant and subject to Paragraph 9.7 hereof;

(h)   Appoint any new member of the Board of Managers; or

(i)   Dissolve or liquidate the Company.

7.5   <u>Return of Capital/Profit</u>. The Board of Managers does not, in any way, guarantee the return of the Members' Capital Contributions or a profit for the Members from the operations or liquidation of the Company.

7.6   <u>Has No Exclusive Duty to Company</u>. The members of the Board of Managers shall not be required to manage the Company as their sole and exclusive function, and they may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Operating Agreement, to share or participate in such other investments or activities of the members of the Board of Managers or to the income or proceeds derived therefrom, except to the extent that the same are prohibited by Paragraph 12.1 hereof. The members of the Board of Managers shall incur no liability to the Company or to any of the Members as a result of engaging in any other business or venture, except to the extent that the same are prohibited by Paragraph 12.1 hereof.

7.7   Liability and Indemnity. The Board of Managers shall not be personally liable to the Company, its Members, or any other Person for any statement, vote, decision, or failure to act regarding management or policy decisions by the Board of Managers or for any loss or damage sustained by the Company, its Members, or any other Person, including, but not limited to monetary liability to the Company or the Members for breach of any duty established in the Washington Act; provided, however, this Paragraph does not eliminate or limit any liability the Board of Managers may otherwise have for intentional misconduct, a knowing violation of the law or this Operating Agreement, or which constitute gross negligence.

The Company shall indemnify and hold the members of the Board of Managers and the Members harmless from and against any and all losses, expenses, claims, and demands sustained by reason of any acts or omissions or alleged acts or omissions as members of the Board of Managers or Members, to the fullest extent permitted by the Washington Act, including judgments, settlements, penalties, fines, or expenses incurred in a proceeding to which the Person is a party or threatened to be made a party because such Person is or was a member of the Board of Managers or the Members, except that the Company may not indemnify any Person for conduct described in Paragraphs 7.7(a) - (c) above.

7.8   Compensation and Expenses. The Company may pay the Board of Managers reasonable fees for their services. Such fees shall be paid in cash and shall be mutually agreed upon by the Supermajority in Interest and the Board of Managers. The Company shall reimburse the Board of Managers for any travel and out-of-pocket expenses reasonably incurred by the Board of Managers for the purpose of performing their services as the Board of Managers. Reimbursement for all such expenses shall be made upon presentation to and approval by the Company of receipts, vouchers, and other evidence satisfactory in itemizing such expenses in reasonable detail.

ARTICLE VIII
MEETINGS

8.1   Meetings.

(a)   Members. Meetings of the Members shall be held at such times and with such frequency as shall be determined by the Board of Managers and/or the Majority in Interest, for the sole purpose of approving those actions and/or matters that are expressly delegated to the Members hereunder or of such other business as may come before the meeting.

(b)   Board of Managers. Meetings of the Board of Managers shall be held at such times and in such frequency as shall be determined by the Board of Managers (but not less than quarterly), for the purpose of the transaction of such business as may come before the meeting. All Class A Members shall be given notice of Board of

Manager meetings and shall have the right to attend and observe and the right to any information distributed at each meeting.

8.2   Place of Meetings. The Board of Managers or a Majority in Interest may designate any place, either within or outside the State of Washington, as the place of meeting for any meeting of the Board of Managers or Members, respectively. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal executive office of the Company in the State of Washington. Members and/or members of the Board of Managers may participate by means of conference telephone or similar communications equipment in which all Persons participating in the meeting can hear each other, provided that all participants in the meeting are advised of the use of such equipment and that the names of all participants in the conference are disclosed to all participants. Participation in a meeting pursuant to the foregoing shall constitute presence in-person at the meeting.

8.3   Notice of Meetings. Any Member may request a meeting of the Members to discuss or vote upon any matter which is reserved to a vote of the Members hereunder. Written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than thirty (30) days before the date of the meeting, either personally or by mail, by or at the direction of the Board of Managers or the Majority in Interest, respectively, calling the meeting, to each member of the Board of Managers and/or Member entitled to vote at such meeting, as the case may be. If mailed, such notice shall be deemed to be delivered two calendar days after being deposited in the United States mail, addressed to the member of the Board of Managers and/or Member at its address as it appears on the books of the Company, with postage thereon prepaid. If all of the members of the Board of Managers and/or Members, respectively, shall meet at any time and place, either within or outside of the State of Washington, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

Any Member may attend such meeting by telephone conference or similar communications equipment, provided all of the Members participating at the meeting can hear each other at the same time. Holders of percentage interests who have not been admitted to the Company as Members pursuant to the terms of this Agreement shall not be entitled to notice of, or otherwise permitted to attend, meetings of Members.

8.4   Manner of Acting.

(a)   For meetings of the Members, the presence of at least a Majority in Interest of the Class A Members shall constitute a quorum for the transaction of business of the Members. If a quorum is present, the affirmative vote of a Majority in Interest of the Class A Members shall be the act of the Members, unless the vote of a greater proportion or number is otherwise required by non-waivable provisions of the Washington Act, the Articles of Organization, or this Operating Agreement. Except to the extent that this Operating Agreement or non-waivable provisions of the Washington Act otherwise expressly provide, no Class B Member shall have any right to: (i) participate in the management of the business and affairs of the Company; or (ii) vote on, consent to, or otherwise participate in any action, matter, or decision.

(b)   For meetings of the Board of Managers, the presence of at least two (2) members of the Board of Managers shall constitute a quorum for the transaction of business of the Members. If a quorum is present, the affirmative vote of at least two (2) members of the Board of Managers present (either in-person or by proxy) shall be the act of the Board of Managers, unless the vote of a greater proportion or number is otherwise required by non-waivable provisions of the Washington Act, the Articles of Organization, or this Operating Agreement.

8.5   _Proxies._ At all meetings, a Member and/or member of the Board of Managers that is otherwise entitled to vote may vote in-person or by proxy executed in writing by the Member and/or member of the Board of Managers or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

8.6   _Action Without a Meeting_. Any action required or permitted to be taken at a meeting of the Members or Board of Managers may be taken without a meeting if consents in writing setting forth the action to be taken is unanimously signed by all Members and/or all members of the Board of Managers, respectively, and delivered to the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Paragraph is effective when all Members and/or members of the Board of Managers have signed the consent, unless the consent specifies a different effective date.

8.7   _Waiver of Notice._ When any notice is required to be given to any Member or member of the Board of Managers, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the proper giving of such notice.

8.8   _Class A Members._ Notice of all meetings of the Board of Managers (either in-person or by telephone or electronic means) shall be provided to all Class A Members at the same time and in the same form as notice thereof is provided to the members of the Board of Managers. Moreover, all information provided to the Board of Managers shall be provided to all Class A Members at the same time and in the same form provided to the Board of Managers. Any Class A Member who is not also a member of the Board of Managers, shall have the right to attend or otherwise be included in any meeting of the Board of Managers, as an observer only. In such an instance, such Class A Member shall not have a right to vote or otherwise address the Board of Managers or any matter before the Board of Managers unless asked by the Board of Managers to do so.


ARTICLE IX
TRANSFERABILITY


9.1   _General Restrictions._ Except as otherwise expressly provided in this Article IX, the Membership Units of a Member shall not be pledged, assigned, hypothecated, or otherwise transferred in any manner (whether voluntarily or involuntarily), directly or indirectly (a transfer of Control of fifty percent (50%) or more, in voting rights or value, of the equity interests of a Member that is not an individual shall be treated as a transfer of the Membership Units held by such Member), provided, however, subject to the provisions of this Article IX, a Member may sell, pledge, assign, gift, hypothecate, or otherwise transfer its Membership Units to any of the following Persons (each, a "Permitted Transferee") upon the following terms and conditions (each, a "Permitted Transfer"):

(a)   to any Person upon the prior written consent of the Board of Managers and a Supermajority in Interest, each of which may withhold such consent in their sole and absolute discretion and for any reason or no reason whatsoever.

(b)   to another Member; or

(c)   to an Affiliate of a Member.

Whereupon, such Permitted Transferee shall automatically be, become and be admitted as a full Member of the Company, without the requirement of any further action and without the consent of the Class A Members, thereby having and holding the Membership Units so transferred together with all the rights associated therewith and as a Member of a limited liability company under the Washington Act.

With respect to any transfer of Membership Units other than in respect of a Permitted Transfer, that unless such transferee is admitted to the Company as a Member as hereinafter provided, such transfer shall not substitute the transferee as a Member, and such transferee shall: (i) only be entitled to receive profits, losses, and distributions from the Company with respect to such Membership Units in accordance with and subject to the terms and conditions of this Operating Agreement; (ii) be subject to and deemed to have assumed the liabilities and obligations of the transferring Member under this Agreement, including Paragraph 4.4 hereof; provided, however, the foregoing shall not be deemed to release the transferring Member from any such liabilities and obligations; and (iii) not have any of the other rights or benefits of a Member in the Company, including without limitation, any rights to vote with respect to such transferred Membership Units. Unless such transferee is admitted as a Member as hereinafter provided, the assignor Member shall remain a Member and retain all of the rights, obligations, and liabilities of a Member (including, without limitation, the rights, obligations, and liabilities of a Member under Paragraph 4.4 hereof), other than the rights to receive profits, losses, and distributions from the Company in accordance with and subject to the terms and conditions of this Operating Agreement. Subject to Paragraph 9.2 hereof, a transferee of Membership Units (whether pursuant to this Paragraph 9.1 or pursuant to Paragraphs 9.4 through 9.8 hereof) may only be admitted to the Company as a Member upon the satisfaction of the following conditions:

(a)   The transferor gives the transferee such right;

(b)   Except in the case of a Permitted Transfer, as defined in Paragraph 9.4 hereof, the prior written consent of the Board of Managers and a Supermajority in Interest, each of which may withhold such consent in their sole and absolute discretion and for any reason or no reason whatsoever, shall have been received;

(c)   The transferee becomes a party to and agrees to be bound by this Operating Agreement as a Member and executes all documents or instruments as the Board of Managers may request to document the same; and

(d)   The transferee reimburses the Company for all legal, filing and other costs incurred by the Company in connection with such admission.

9.2   <u>Additional Restrictions on Transfers.</u> Nothing contained in this Operating Agreement shall be deemed to permit an assignment of Membership Units or the right to receive profits, losses, and distributions: (i) if the effect of the assignment would be to terminate the Company within the meaning of Section 708(b) of the Internal Revenue Code; (ii) if such assignment would violate any applicable state or federal securities law; (iii) without an opinion of counsel in form and substance satisfactory to counsel for the Company that registration is not required under the Securities Act of 1933 or the Washington Uniform Securities Act or any other applicable state securities law; or (iv) if such assignment would result in any material adverse tax consequences to the Company.

9.3   <u>Attachment</u>. No part of the Membership Units of a Member shall be subject to the claims of any creditor, any spouse for alimony or support, or to legal process, and may not be voluntarily or involuntarily alienated or encumbered except as may be specifically provided for in this Operating Agreement.

9.4   <u>Right of First Opportunity.</u> In the event any Member (a "Selling Member") proposes to sell, assign, transfer, or otherwise dispose of any Membership Units at any time (other than as expressly permitted by Paragraphs 9.1 or 9.7 hereof), then such Selling Member shall provide the Company with the right of first opportunity to purchase such Membership Units by making a written offer to sell such Membership Units to the Company upon such terms and conditions and for such a purchase price as such Selling Member may specify in such notice, and the Company (or, should the Company not exercise this right the remaining Members on a pro rata basis) shall then have an option to purchase such Membership Units upon the terms and conditions as set forth in the notice, and as follows:

(a)   The optionee may exercise such option to purchase such Membership Units by providing written notice thereof to the Selling Member on or before the thirtieth (30th) day following receipt of the notice from the Selling Member.

(b)   In the event the optionee does not elect to purchase such Membership Units as provided above, the Selling Member shall not be obligated to sell such Membership Units to the optionee, and the Selling Member may sell such Membership Units to a third party upon substantially the same terms and conditions set forth in the notice to the Company, provided, however, that: (i) the purchase price therefor is not less than ninety percent (90%) of the purchase price set forth in the notice to the Company; (ii) such transaction is consummated within ninety (90) days following the notice to the Company; and (iii) such purchaser executes and delivers to the Company and the other Members an instrument acknowledging and agreeing that such purchased Membership Units shall remain subject to the options contained herein and the other terms and conditions hereof.

(c)   In the event of: (i) any material change in the terms and conditions of sale; (ii) the purchase price is less than ninety percent (90%) of the purchase price set forth in the notice to the Company; or (iii) such transaction is not consummated within such ninety (90) day period (and such transaction otherwise meets the requirements set forth above), then such Membership Units shall not be sold or otherwise transferred to such third party without again complying with the terms of this Paragraph and offering the same to the Company in the same manner as set forth above.

9.5   <u>Call Option Upon Breach.</u> In the event a Member should at any time fail to comply any of the terms, conditions, and/or provisions of Article IX, Paragraph 12.1 or Paragraph 12.2 or if a Member is also a member of the Board of Managers, such Member takes any action in contravention of the limitations of authority of the Board of Managers under this Operating Agreement (each a "Material Breach"), which failure continues for a period of ten (10) days following written notice thereof by the Company to such Member (a "Defaulting Member"), then, in addition to any other rights and remedies herein, at law or in equity, the Company (and if the Company does not exercise such option, the other Members) shall have the option to purchase the Membership Interest of the Defaulting Member, upon the following terms and conditions:

(a)   The Defaulting Member's Membership Units shall be deemed to have been immediately offered to the Company as of the date that the ten (10) day period set forth above has expired without such failure to comply being cured (the "Option Commencement Date"). The Company may exercise such option by providing written notice to the Defaulting Member within the ninety (90) day period following the Option Commencement Date.

(b)   If the Company fails to exercise such option within such ninety (90) day period, then the other Members (on a pro rata basis based upon their respective Percentage Interests in relation to all the Percentage Interests of those other Members so desiring to exercise such option or as otherwise agreed to in writing) shall have the right to exercise such option by providing written notice to such Defaulting Member within ninety (90) days following the expiration of the Company's option.

(c)   The aggregate purchase price for applicable Membership Interest shall be equal to the Fair Market Value of the Membership Interests (as hereinafter defined). For purposes of this Paragraph and in determining Fair Market Value of the Membership Units for purposes of this Paragraph, the "Option Date" shall be the date of the written notice so electing to purchase such Membership Units.

(d)   Such purchase shall be consummated within one hundred and twenty (120) days following the Option Date, and the purchase price therefor shall be payable as follows:

(i)   An amount equal to twenty-five percent (25%) of such purchase price shall be paid at the closing of such transaction;

(ii) The balance of such purchase price shall be paid by the issuance and delivery of a promissory note in such amount to the Defaulting Member on the date of the closing. Such promissory note shall provide for the payment of the principal amount thereof in five (5) equal annual installments commencing on that date which is one (1) year following the closing, together with interest on the unpaid balance thereof from and after the date of the closing at the prime rate of interest charged from time to time by Bank of America; and

(iii) The purchaser(s) shall have the right to prepay such promissory note in whole or in part at any time without penalty or premium.

9.6   [RESERVED]

9.7   <u>Sale Opportunities</u>. In the event that the Company or the Members shall at any time receive a written offer (the "Purchase Offer") from an unrelated third party for the purchase of all or substantially all of the assets or Membership Units of the Company, a merger, consolidation, membership interest exchange, membership interest investment, or similar transaction, which Purchase Offer the Supermajority in Interest desires to accept, then the Supermajority in Interest shall promptly notify all of the Members of the same, and state the terms and conditions of the Purchase Offer and enclose a copy of the Purchase Offer with such notice (the "Sale Notice").

(a)   Included in the Sale Notice shall be a statement of whether or not the Purchase Offer requires that all of the Members sell, exchange, or otherwise transfer their Membership Units substantially in accordance with such Purchase Offer and whether or not the Supermajority in Interest desires to accept the Purchase Offer.

(b)   In the event that the Supermajority in Interest desires to accept such Purchase Offer and regardless of whether the Purchase Offer does or does not require all of the other Members to sell, exchange, or otherwise transfer their Membership Units, then, each other Member shall have the option to be included in such transaction upon the same terms and conditions offered to the Members constituting the Supermajority in Interest. Within fifteen (15) days after the receipt of the Sale Notice, such other Members shall communicate to the Supermajority in Interest by irrevocable written notice whether they elect to participate in the transactions contemplated by the Purchase Offer and sell, exchange, or otherwise transfer a pro rata percentage of their Membership Units along with the Supermajority in Interest selling, exchanging or otherwise transferring a pro rata percentage of their Membership Units, upon the terms and conditions set forth in the Purchase Offer. Any failure to so elect within such period shall be deemed an election not to participate. In the event that such other Members elect to sell, exchange, or otherwise transfer such pro rata percentage of their Membership Units upon the terms and conditions set forth in the Purchase Offer, then such other Members and the Supermajority in Interest shall be permitted to sell, exchange, or otherwise transfer such pro rata percentage of their Membership Units and the parties shall use their best efforts to consummate such transaction in accordance with the terms and conditions of the Purchase Offer. In the event the Purchase Offer does require all of the Members to sell, exchange or otherwise transfer their Membership Units, and the Supermajority in Interest indicate their desire in writing to accept such Purchase Offer, then the other Members shall consent to the same and sell their Membership Units in accordance with the Purchase Offer, and otherwise cooperate and assist in the closing of such transaction, and the proceeds of such sale shall be allocated as provided in Paragraph 11.3(b).

(c)   The provisions of this Paragraph shall govern and control (to the extent set forth herein) all voting and other rights in the event that the Company or the Members receive any Purchase Offer, notwithstanding any other provisions contained herein, under statute, common law, or at equity to the contrary. The parties agree that this Agreement shall be a voting agreement under the laws of the State of Washington and that this Agreement shall be effective as to the Members and their heirs, personal representatives, guardians, conservators, other legal representatives, successors, and assigns, until such time as this Agreement shall be terminated in accordance with the terms hereof. During the term of this Agreement, the Members further agree to execute and deliver such proxies, consents and other documents and instruments, and to take such further actions, as may be necessary or appropriate to further secure the voting agreements provided in this Agreement.

9.8   <u>Tag-Along Rights.</u> In the event that any Member or group of Members of the Company acting together or pursuant to a common plan or arrangement proposes to transfer to any party (a "Purchaser") Common Interest in the Company, then the Non-Transferring Members shall have the right (the "Tag-Along Right") to participate in the proposed sale of Common Interest on the same terms and conditions as those specified in the Sale Notice. Members invoking the Tag- Along Right are herein referred to as the "Selling Members." To the extent that a Selling Member exercises such right of participation in accordance with the terms and conditions set forth herein, the amount of Common Interest that each Selling Member and the Transferring Member may sell in the Transfer shall be a number equal to: (i) the remaining amount of Common Interest that the third-party has offered to purchase in writing; multiplied by (ii) a fraction, the numerator of which shall be the amount of Common Interest held by such Selling Member or Transferring Member and the denominator of which shall be the aggregate amount of Common Interest owned by the Transferring Member and all of the Selling Members (except to the extent the third party purchaser is willing to purchase all of the Common Interest to be purchased from the Transferring Member plus the Interest elected to be sold by all Selling Members, in which case all such Interest may be sold). A Selling Member shall effect his participation in the sale by promptly delivering to the Transferring Member a written notice of his election to so participate within twenty (20) business days following receipt of the Sale Notice.

9.9   <u>Definitions</u>. For purposes hereof, the following terms shall have the following meanings:

(a)   "Fair Market Value of the Company" shall mean the fair market value of the Company on a going concern basis as of the applicable Option Date (without regard to any minority interest discount, lack of marketability discount, or any discount or premium attributable to the provisions of this Operating Agreement) as determined by the mutual agreement of the transferor and transferee within twenty (20) days following the Option Date, or, if such parties are unable to agree within such period, as determined by a qualified appraiser who shall be selected by the transferor and transferee within the twenty (20) day period thereafter, and who shall then determine the Fair Market Value of the Company within sixty (60) days following such selection, and such determination shall be final and binding on the parties. In the event such parties are unable to agree upon a Qualified Appraiser on or before the twentieth (20th) day following the Option Date, then both parties shall each select a Qualified Appraiser who shall mutually select a third Qualified Appraiser on or before the thirtieth (30th) day following the Option Date, who shall then determine the Fair Market Value of the Company within fifty (50) days following such selection and such third Qualified Appraiser' s determination shall be final and binding upon the parties. The cost of the appraiser(s) shall be borne equally between the transferor and transferee.

(b)   "Fair Market Value of the Membership Units" shall mean the Fair Market Value of the Company as of the applicable Option Date multiplied by the applicable Percentage Interest of the Membership Units being purchased.

(c)   "Involuntary Transfer" shall mean any sale, assignment, encumbrance, pledge, transfer or other disposition of any Member's Membership Units (or any interest therein) made on account of enforcement of a security interest, foreclosure, execution, attachment, assignment for the benefit of creditors, court order, or otherwise by operation of law, including, without limitation, any such disposition incident to any divorce or marital property settlement, any such disposition pursuant to applicable community property, quasi-community property, or similar state law, or any such disposition pursuant to applicable bankruptcy law.

(d)   "Qualified Appraiser" shall mean an independent appraiser with a minimum of five (5) years' experience in valuing similar business enterprises.

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ARTICLE X
ADDITIONAL MEMBERS

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Any Person or Entity acceptable to the Board of Managers, in its sole and absolute discretion, may become a Member in this Company either by the issuance by the Company of Membership Units for such consideration as the Board of Managers shall, in its sole and absolute discretion, determine, or as a transferee of a Member's Membership Units or any portion thereof, subject to the terms and conditions of this Operating Agreement. No new Members shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Board of Managers may, at its option, at the time a Member is admitted, close the Company books (as though the Company' s tax year had ended) or make pro rata allocations of loss, income and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of Section 706(d) of the Code and the Treasury Regulations promulgated thereunder.

Should the Company approve the issuance of additional Membership Units, any Class A Member shall have the right of first refusal to purchase some or all the additional Membership Units on the same terms as proposed but at a ten (10) percent discount to the proposed offering price.

Notwithstanding the foregoing, the provisions of this Article X shall not apply to a Permitted Transferee in respect of a Permitted Transfer under Article IX.

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ARTICLE XI
DISSOLUTION AND TERMINATION

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11.1   Dissolution. The Company shall be dissolved upon the first to occur of any of the following events:

(a)   upon entry of a decree of judicial dissolution;

(b)   upon the Unanimous Vote of all the Class A Members; or

(c)   at such time as the Company has no Members.

11.2   Events of Dissociation. Except as specifically provided above, an event of dissociation occurring to any Member will not cause dissolution of the Company.

11.3   Winding Up, Liquidation and Distribution of Assets. Upon the happening of any of the events specified in Paragraph 11.1 hereof, the Board of Managers shall conclude the affairs and liquidate the property and assets of the Company and the proceeds of such liquidation shall be applied in the order of priority as follows:

(a)   First, to the payment of, or to a reserve for the payment of, Company liabilities and obligations, including those owing to Members and their Affiliates who are creditors (apportioned among them, pro rata, based on the respective balances of such loans), including such provision for contingent or unforeseen liabilities as the Board of Managers, or the Person(s) winding up the affairs of the Company in the event there is no remaining members of the Board of Managers of the Company, may establish. Such reserves established hereunder shall be held for the purpose of paying any such contingent or unforeseen liabilities or obligations and, at the expiration of such period as the Board of Managers, or such Person(s) deems advisable, the balance of such reserves shall be distributed in the manner provided hereinafter in this Paragraph 11.3 as though such reserves had been distributed contemporaneously with the other funds distributed hereunder; and

(b)   Then, to the Members in accord with their Percentage Interest.

To the extent that Company assets cannot either be sold without undue loss or readily divided for distribution in kind to the Members, then the Company may, as determined by the Board of Managers or the Trustee appointed pursuant to Paragraph 11.4 hereof, convey those assets to a trust or other suitable holding entity established for the benefit of the Members in order to permit the assets to be sold without undue loss and the proceeds thereof distributed to the Members at a future date. The legal form of the holding entity, the identity of the trustee or other fiduciary, and the terms of its governing instrument shall be determined by the Board of Managers or the Trustee.

The Board of Managers shall comply with any applicable requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

11.4   Appointment of Trustee. If at the time of dissolution and winding up of the Company, there is no remaining members of the Board of Managers, a Majority in Interest shall appoint a liquidating trustee ("Trustee") to wind up the affairs and liquidate (and/or, if applicable, distribute) the property and assets of the Company and such Trustee shall have all powers necessary under this Article XI and shall be compensated as agreed upon by the Majority in Interest and such Trustee. Such Trustee may, but need not, be one of the Members.

11.5   Articles of Dissolution. When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefore and all of the remaining property and assets have been distributed to the Members, articles of dissolution shall be executed in duplicate and verified by the Person signing the articles, which articles shall set forth the information required by the Washington Act.

11.6   Certificate of Dissolution. Upon the issuance of the certificate of dissolution, the existence of the Company shall cease, except for the purpose of suits, other proceedings and appropriate action as provided in the Washington Act. The Board of Managers shall have authority to distribute any Company property discovered after dissolution, convey real estate and take such other action as may be necessary on behalf and in the name of the Company.

11.7   Return of Contribution Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Operating Agreement, upon dissolution, each Member shall look solely to the assets of the Company for the return of such Member's Capital Contribution. If the company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the cash contribution of one or more Members, such Member or Members shall have no recourse against any other Member.

ARTICLE XII
COVENANTS

12.1   Non-Solicitation. Each of the Members hereby agrees that, so long as they shall remain a Member of the Company, and continuing thereafter for a period of five (5) yearss, they shall not, directly or indirectly:

(a)   Take away, interfere with or take any actions which are materially adverse to the Company or which materially and adversely affect the business of the Company or any of its relationships with its employees, customers, or suppliers; or

(b)   Employ, attempt to employ or solicit for employment any employee of the Company, or induce or otherwise advise any employee to leave the employ of the Company or to engage in any of the activities prohibited hereby.

12.2   Confidentiality. Each of the Members shall always treat as confidential all information at any time acquired by them or disclosed to them relating to the business, operations, machines, processes, trade secrets, practices, products, inventions, improvements, or developments of the Company or in which it is interested and all other information of any kind or nature pertaining to the business of the Company and the Members shall not disclose any such information to any other person without the prior written authorization of the Company or use of any of such information for the benefit of any person; provided, however, the foregoing shall not apply to any information which is currently in the public domain or which becomes part of the public domain through no violation of this Agreement or which a Member is required to disclose by law. Notwithstanding the foregoing, the provisions of the Paragraph shall not apply to information already known to the recipient, information already publicly known (as long as the recipient didn't wrongfully release it to the public), information independently developed by the recipient without reference to or use of the confidential information of the Company and information disclosed to the recipient by some other party who has no duty of the confidentiality to the Company.

12.3   Enforcement. Each Member hereby acknowledges and agrees that the provisions of this Article are reasonable and necessary to protect the interests of Company. Each Member further acknowledges that a breach of the provisions of this Article would result in irreparable damage to the Company, for which a remedy at law would not be adequate. In the event of any breach or threatened breach of this Article by a Member, and in addition to any other remedy provided in this Agreement or at law or in equity, the Company shall be entitled to specific enforcement of this Article, including appropriate injunctive relief, without notice, bond or security, restraining such Member from any such breach or threatened breach. It is the desire and intent of the parties that the provisions of this Article be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement may be sought. Accordingly, if any provision of this Article is deemed enforceable only with a limitation, the parties agree that such provision shall be enforceable to the fullest extent permissible under the laws and public policies applied in such jurisdiction in which enforcement is sought. Furthermore, if any particular provision of this Article shall be found as invalid or unenforceable, such portion shall be deleted and such deletion shall apply only with respect to the operation of that provision in the particular jurisdiction in which such finding is made.

ARTICLE XIII
MISCELLANEOUS PROVISIONS

13.1   Notices. Except as otherwise expressly provided herein, any notice, demand, or communication required or permitted to be given by any provision of this Operating Agreement shall be deemed to have been sufficiently given to a party or to an executive officer of the party to whom the same is directed or, if sent by registered or certified mail, postage and charges prepaid, addressed to the Member's and/or Company's address, as appropriate, which is set forth in this Operating Agreement. Except as otherwise provided herein, any such notice shall be deemed to be given three business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid.

13.2   Application of Law. This Operating Agreement and the application and interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of Washington, and specifically the Washington Act.

13.3   Entire Agreement; Amendments. This Operating Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings regarding the subject matter hereof, including, without limitation, the Existing Agreement. This Operating Agreement may be amended with the written consent of a Majority in Interest; provided, however, no such amendment shall adversely affect a Member's Membership Units or rights hereunder without the written consent of such Member. Notwithstanding the foregoing, the Board of Managers shall have the right to amend to Exhibit A without the consent any Person to reflect a change in names, addresses, Membership Units and/or Percentage Interests of all or any Members in accordance with the terms and conditions of this Agreement.

13.4   Execution of Additional Instruments. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, power of attorney and other instruments necessary to comply with any laws, rules or regulations.

13.5   Construction. Whenever the singular number is used in this Operating Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

13.6   Headings. The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Operating Agreement or any provision hereof.

13.7   Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

13.8   Rights and Remedies Cumulative. The rights and remedies provided by this Operating Agreement are cumulative and the use of any one right or remedy by any part shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

13.9   Severability. If any provision of this Operating Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Operating Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

13.10   Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors and assigns.

13.11   Creditors. There are no third-party beneficiaries of this Operating Agreement, and none of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the Company, any creditors of any Member, or any other Person or entity, other than the signatories to this Operating Agreement.

13.12   Counterparts. This Operating Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

13.13   Investment Representations. The undersigned Members understand: (1) that the Membership Units evidenced by this Operating Agreement have not been registered under the Securities Act of 1933, the Washington Securities Act or any other state securities laws (the "Securities Acts") because the Company is issuing these Membership Units in reliance upon the exemptions from the registrations requirements of the Securities Acts providing for issuance of securities not involving a public offering, (2) that the Company has relied upon the fact that the Membership Units are to be held by each Member for investment, and (3) that exemption from registrations under the Securities Acts would not be available if the Membership Units were acquired by a Member with a view to distribution.

Accordingly, each Member hereby confirms to the Company that such Member is acquiring the Membership Units for such own Member' s account, for investment and not with a view to the resale or distribution thereof. Each Member agrees not to transfer, sell or offer for sale any portion of the Membership Units unless there is an effective registration or other qualification relating thereto under the Securities Act of 1933 and under any applicable state securities laws or unless the holder of Membership Units delivers to the Company an opinion of counsel, satisfactory to the Company, that such registration or other qualification under such Act and applicable state securities laws is not required in connection with such transfer, offer or sale. Each Member understands that the company is under no obligation to register the Membership Units or to assist such Member in complying with any exemption from registration under the Acts if such Member should at a later date, wish to dispose of the Membership Units. Furthermore, each Member realizes that the Membership Units are unlikely to qualify for disposition under Rule 144 of the Securities and Exchange Commission unless such Member is not an "Affiliate" of the Company and the Membership Units has been beneficially owned and fully paid for by such Member for at least three years.

Prior to acquiring the Membership Units, each Member has made an investigation of the Company and its business and have had made available to each such Member all information with respect thereto which such Member needed to make an informed decision acquire the Membership Units. Each Member considers himself or itself to be a Person possessing experience and sophistication as an investor which are adequate for the evaluation of the merits and risks of such Member's investment in the Membership Units.

13.14   ACKNOWLEDGMENT AND WAIVER.

THE COMPANY AND THE MEMBERS HEREBY ACKNOWLEDGE AND AGREE THAT NORTH X NORTHWEST LAW GROUP, PLLC IS REPRESENTING SOLELY THE INTERESTS OF THE COMPANY IN CONNECTION WITH THE NEGOTIATION, DRAFTING AND EXECUTION OF THIS AGREEMENT (AND NOT THE INTERESTS OF THE MEMBERS). THE MEMBERS HEREBY WAIVE ANY AND ALL CONFLICTS OF INTEREST ARISING IN CONNECTION WITH THE NEGOTIATION, DRAFTING AND EXECUTION OF THIS AGREEMENT. THE MEMBERS HEREBY FURTHER ACKNOWLEDGE THAT THEY HAVE BEEN ADVISED AND HAVE HAD THE OPPORTUNITY TO HAVE THIS AGREEMENT REVIEWED BY SEPARATE LEGAL COUNSEL OF THEIR OWN CHOOSING.

Signature Pages Follow

In witness whereof, the undersigned have each caused this Operating Agreement to be executed as of the Effective Date.

COMPANY:

HERE TODAY BREWING, LLC, a Washington limited liability company

____
Chris Elford
Its: Manager
Date: 10/01/2020

David J. Riddile
Dave Riddile
Its: Manager
Date: 10/01/2020

Mario D Cortes
Mario Cortes
Its: Manager
Date: 10/01/2020

EXHIBIT A

MEMBER NAME	CLASS A MEMBERSHIP UNITS	CLASS B MEMBERSHIP UNITS	PERCENTAGE INTEREST
Chris Elford	5,143	0	100%
Dave Riddile	[To be granted under Equity Incentive Agreement of even date herewith]	0	0%
Mario Cortes	[To be granted under Equity Incentive Agreement of even date herewith]	0	0%
TOTAL	**5,143**		**100%**